JONES & HALEY, P.C.

ATTORNEYS AT LAW

SOUTH TERRACES, SUITE 170

115 PERIMETER CENTER PLACE

ATLANTA, GEORGIA 30346-1238

RICHARD W. JONES www.corplaw.net Telephone 770-804-0500

 Email: jones@corplaw.net

Facsimile  770-804-0509

February 11, 2009

Mr. David R. Humphrey, Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Mail Stop 3561

Re:

Baoshinn Corporation (the “Company”) – Annual Report on Form 10K

(File No. 000-52779) [JH&M File No. 3615.08]

Dear Mr. Humphrey:

This firm represents Baoshinn Corporation, which filed a Form 10-K on June 24, 2008 for the period ending March 31, 2008.  Your office provided comments to the filing by your letter dated September 2, 2008 and we responded to your comments by our letter dated September 16, 2008.  Subsequently your office provided additional comments by your letter dated September 23, 2008, and we responded to your comments by our letter dated October 6, 2008.  You provided additional comments by your letter dated October 21, 2008, and we responded to those comments by our letter dated November 17, 2008.  In addition, you provided more comments by your letter dated December 17, 2008, and we responded to those comments by our letter dated January 8, 2009.  Subsequently, you provided more comments by your letter dated January 28, 2009 (the “Comment Letter”).  At this time we are submitting, on behalf of the Company, our response to your Comment Letter, and we are providing responses keyed to the paragraphs of the Comment Letter.  In addition, we are hereby providing appropriate supplemental information as necessary.

Accordingly, our responses are as follows:

Form 10-K for year ending March 31, 2008

1.

As suggested, we have included the narrative discussion contained in Note 20, as revised, under the caption “Restatement” in Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in the Company’s annual report on Form 10-K.  In that section, we also cross reference footnote 20 of the Company’s financial statements.

Mr. David R. Humphrey

February 11, 2009

Consolidated Statements of Stockholders’ Equity, Page 30

2.

We have adjusted the prior period opening balance in the Statement of Stockholders’ Equity from $434,176, as originally reported, to $427,772 based on the accounting changes reflected in Note 20 to the financial statements.  A footnote describing this change has been added to the Statement of Stockholders’ Equity.

Note 20 - Restatement

3.

In order to facilitate the reader’s understanding, we have modified footnote 20 to the financial statements to describe each type of revenue in a separate paragraph, and we have explained the nature and reasons for the change in our method of accounting.  We have also described the old and new accounting policies and explained why the change in policy is appropriate.  Also, we have pointed out that the change in accounting policy has had no affect on gross profit.

In addition to the foregoing, we are hereby transmitting as correspondence, a redlined copy of the annual report on Form 10-K showing changes from the prior version submitted to you.

We trust the discussion above is responsive to your Comment Letter, and if you should have any additional questions or if you need additional clarification of the issues discussed, please contact me at the telephone number noted above.

Sincerely,

JONES & HALEY, P.C.

/s/ Richard W. Jones

For the Firm

Richard W. Jones

cc:

Ming Ling

Sean Webster